UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2022

RSE INNOVATION, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1119258
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

250 LAFAYETTE STREET, 2nd FLOOR, NEW YORK, NY 10012

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

 Series #URL2 membership interests; Series #URL1 membership interests

(Securities issued pursuant to Regulation A)

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TABLE OF CONTENTS

RSE INNOVATION, LLC

SECTION                                              PAGE

ITEM 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 5

ITEM 2.  OTHER INFORMATION 14

ITEM 3.  FINANCIAL STATEMENTS F-15

EXHIBIT INDEX III-1

In this Semi-Annual Report on Form 1-SA (the “Form 1-SA”), references to “we,” “us,” “our,” “RSE Innovation,” or the “Company” mean RSE Innovation, LLC, a Delaware series limited liability company formed on May 20, 2020.

Unless otherwise indicated, information contained in this Form 1-SA concerning our industry and the markets in which we operate is based on information from independent industry and research organizations and other third-party sources (including publications, surveys and forecasts), and management estimates. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information.

ii

FORWARD LOOKING STATEMENT DISCLOSURE

This Form 1-SA and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form 1-SA are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form 1-SA, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company’s actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

For more information regarding the risks and uncertainties that we face, you should refer to the “Risk Factors” detailed in the Post Qualification Amendment No. 4 to the offering statement on Form 1-A filed by the Company with the Securities and Exchange Commission (the “Commission”) and originally qualified on January 10, 2022 (the “Offering Statement”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Any forward-looking statement made by the Company in this Form 1-SA or any documents incorporated by reference herein speaks only as of the date of this Form 1-SA. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Trademarks and Trade Names

From time to time, we own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This Form 1-SA may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names in this Form 1-SA is not intended to, and does not imply a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this Form 1-SA may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

MASTER SERIES TABLE

The Company is managed by RSE Innovation Manager, LLC (the “Manager”), a single member Delaware limited liability company formed on May 20, 2020, which is owned by Rally Holdings LLC, a Delaware limited liability company which serves as the asset manager for the collection of Innovation Assets (as defined below) owned by the Company and each series (the “Asset Manager”). The Company’s core business is the identification, acquisition, marketing and management of certain intangible assets, collectively referred to as “Innovation Assets” or the “Asset Class,” for the benefit of the investors. Examples of intangible assets in which the Company may invest include domain names and media royalties. All of the series of the Company may collectively be referred to herein as the “Series” and the assets and liabilities of each Series will be separate in accordance with Delaware law. The interests of all Series may collectively be referred to herein as the “Interests” and a purchaser of Interests in any Series (an “Investor”) will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The offerings of the Interests may collectively be referred to herein as the “Offerings.” There will be a separate Closing with respect to each Offering (each, a “Closing”). The Series assets referenced below may be referred to herein, collectively, as the “Underlying Assets.” Any individuals, dealers or auction company that own an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential Offering or the Closing of an Offering from which proceeds are used to acquire the Underlying Asset may be referred to herein as an “Asset Seller.” We intend to distribute all Offerings of the Company principally through the Rally Rd.™ platform and any successor platform used by the Company for the offer and sale of interests (the “Rally Rd.™ Platform” or the “Platform”).

The master series table below, referred to at times as the “Master Series Table,” shows key information related to each Series. This information will be referenced in the following sections when referring to the Master Series Table.

Series	Qualification Date	Offering Circular	Underlying Asset	Status	Opening Date (1)	Closing Date	Offering Price per Interest	Minimum / Maximum Membership Interests (2)	Minimum / Maximum Offering Size	Sourcing Fee (3)
#URL2	1/10/2022	(Pre-Qualification Amendment No. 2 to Offering Statement 1)	DIRECTIONS.COM	Closed	1/10/2022	2/3/2022	$10.00	14,000	$140,000 (4)	$11,200
#URL1	2/22/2022	(Post-Qualification Amendment No. 1 to Offering Statement 1)	HOTSPOT.COM	Closed	2/22/2022	3/23/2022	$10.00	19,500	$195,000 (4)	$14,963
#URL3	6/6/2022	(Post-Qualification Amendment No. 2 to Offering Statement 1)	A basket of 5 Three Letter Domains: oNAQ.COM oQOB.COM oUOS.COM oVDT.COM oZIZ.COM	Open	6/6/2022		$5.00	27,200 / 34,000	$136,000 / $170,000	$13,725

#URL4	6/6/2022	(Post-Qualification Amendment No. 4 to Offering Statement 1)	The Collectibles.com Domain	Open	6/6/2022		$10.00	29,200 / 36,500	$292,000 / $365,000	$28,012
TOTAL:	-	-	-	-	-	-	-	-	$870,000 (5)	-

Note: Gray shading represents Series for which no Closing of an Offering has occurred.

(1)The opening date of a Series will occur no later than two calendar days following the date of qualification of the Offering of such Series by the Commission.  With respect to a Series, the Offering of such Series is subject to qualification by the Commission.

(2)Interests sold in Series are generally limited to 2,000 “qualified purchasers” with a maximum of 500 non-“accredited investors.”

(3)Values are based on current or anticipated negotiations of the terms of the respective purchase option agreements or purchase agreements and maybe subject to change.

(4)Represents the actual values for closed Offerings, including Offering Size, number of Interests sold and sourcing fees at the Closing of the Offering.

(5)Represents the proposed maximum public offering price aggregated across all Series for which an Offering is upcoming, open, or closed, as required for purposes of the Form 5110 submitted to FINRA in connection with this Offering Statement.

At the time of this filing all of the Series designated as closed in the Master Series Table have commenced operations, are capitalized and have assets and various Series have liabilities. All assets and liabilities related to the Series described in the Master Series Table are the responsibility of the Series from the time of the Closing of the respective Offerings. All Series highlighted gray in the Master Series Table have not Closed, but we have launched, or are in the process of launching, these and subsequent Offerings for additional Series.

ITEM 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our consolidated financial statements and related notes.

Overview

The Company’s core business is the identification, acquisition, marketing and management of certain intangible assets (collectively, the “Innovation Assets” or the “Asset Class”) for the benefit of the investors. The Company’s mission is to leverage technology and design, modern business models influenced by the sharing economy, and advancements in the financial regulatory environment to democratize the Asset Class. The Company aims to provide enthusiasts with access to the market by enabling them to create a diversified portfolio of equity Interests in the highest quality Innovation Assets through a seamless investment experience on the Platform. The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the Series.

We believe that collectors and dealers interested in selling their Innovation Assets will benefit from greater liquidity, significantly lower transaction costs and overhead, and a higher degree of transparency as compared to traditional methods of transacting Innovation Assets. Auction and consignment models may include upwards of approximately 20% of asset value in transaction costs, as well as meaningful overhead in terms of asset preparation, shipping and marketing costs, and time value. The Company thus aims to align the interests of buyers and sellers, while opening up the market to a significantly larger number of participants than was previously possible, thereby driving market appropriate valuations and greater liquidity.

Trends Affecting Our Business

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the Underlying Assets, our ability to acquire and manage Innovation Assets, and the success of our current and future Offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

•We have a limited operating history upon which to base an evaluation of our business and prospects. We have devoted substantially all our efforts to establishing our business and principal operations, which commenced in 2020. Our short operating history may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations. The Company accounts for revenues in accordance with ASC 606, Revenue from Contracts with Customers. During the Current Period, no cash flow distributions were made and no management fee was distributed.

•We are in large part reliant on the Asset Manager and its employees to grow and support our business. The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Asset Manager to source, acquire and manage the Underlying Assets and for the Asset Manager to maintain the Platform. As the Asset Manager has been in existence since only 2021 and is an early-stage startup company, it has no significant operating history. Further, the Asset Manager is also the Asset Manager for RSE Collection, LLC, and RSE Archive, LLC, and it may become the Asset Manager of other series limited liability companies with similar business models in the collectible automobiles, memorabilia, alcohol and other Underlying Asset classes, such as domain names, in the future. While the Asset Manager thus has some similar management experience, its experience is limited, and it has limited experience selecting or managing assets in the Asset Class. Furthermore, there are a number of key factors that will potentially impact our operating results going forward including the ability of the Asset Manager to:

ocontinue to source high quality Innovation Assets at reasonable prices to securitize through the Platform;

omarket the Platform and the Offerings in individual Series of the Company and attract Investors to the Platform to acquire the Interests issued by Series of the Company;

ofind and retain operating partners to support the regulatory and technology infrastructure necessary to operate the Platform;

ocontinue to develop the Platform and provide the information and technology infrastructure to support the issuance of Interests in Series of the Company; and

ofind operating partners to manage the collection of Underlying Assets at a decreasing marginal cost per asset.

•Over the last several years, due to the shifts in employee and employer trends and behaviors as a result of Covid-19 and the policy measures to deal with it, there has been a remarkable increase in new company creation that has ultimately resulted in a large increase in domain name registrations and after market transactions. This increase led to a material increase in premium .com domain name valuations. Starting at the beginning of the second quarter of 2022, this growth and appreciation has since declined and is expected to continue to decline in the short to mid-term.

•With the continued increase in popularity of the Asset Class, we expect competition for Innovation Assets to intensify in the future. Although our business model is uncommon in the Asset Class, there is potentially significant competition for the Underlying Assets, which the Company securitizes through its Offerings, from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as dealers and auction houses continue to play a prominent role. There are also competing start-up models to facilitate shared ownership of Innovation Assets developing in the industry, which will result in additional competition for Innovation Assets.

•We are closely monitoring developments related to the ongoing COVID-19 pandemic; however, we do not believe that the outbreak has materially impacted our business, results of operations or financial condition. In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic, which has resulted in significant uncertainty in the global economic markets. We do not believe that the outbreak has materially affected our business or financial results to date.

•We may be negatively impacted by volatility in the political and economic environment, and a period of sustained inflation across the markets in which we operate could result in higher operating costs. Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and variability. These conditions may impact our business. Further, elevated inflation may negatively impact our business and increase our costs. Sustained inflation across the markets in which we operate could negatively affect any attempts to mitigate the increases to our costs. In addition, the effects of inflation on consumers’ budgets could result in the reduction of potential Investors’ spending and investing habits. If RSE Markets, the Asset Manager, the Manager or we are unable to take actions to effectively mitigate the effect of the resulting higher costs, their and/or our financial position could be negatively impacted.

At the time of this filing all of the Series designated as closed in the Master Series Table have commenced operations, are capitalized and have assets and various Series have liabilities. All assets and liabilities related to the Series described in the Master Series Table are the responsibility of the Series from the time of the Closing of the respective Offerings.

Investments in Underlying Assets

We provide investment opportunities in Innovation Assets to Investors through the Platform. Innovation Assets are financed through various methods including loans from affiliates of the Manager or other third parties when we purchase an Underlying Asset prior to the Closing of an Offering, and through purchase option agreements or consignment agreements negotiated with third parties or affiliates when we finance the purchase of an Underlying Asset with the proceeds of an Offering. Additional information can be found below and in the Master Series Table. We typically acquire Underlying Assets through the following methods.

•Upfront purchase – the Company acquires an Underlying Asset prior to launch of the Offering related to the Series.

•Purchase agreement – the Company enters into an agreement with an Asset Seller to acquire an Underlying Asset, which may expire prior to the Closing of the Offering for the related Series, in which case the Company is obligated to acquire the Underlying Asset prior to the Closing.

•Purchase option agreement – the Company enters into a purchase option agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset.

•Consignment agreement – the Company enters into a consignment agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset and under which the Company takes possession of the Underlying Asset during a consignment period.

We received multiple loans or payments from various parties to support the financing of the acquisition of the Underlying Assets for which the details are listed in the tables below. Such payments or loans have been or will be repaid from the proceeds of successful Series’ initial Offering, if necessary. Upon completion of the Offering of each of the Series of Interests, each of the Series shall acquire their respective Underlying Assets for the aggregate consideration consisting of cash and Interests as the Manager may determine in its reasonable discretion in accordance with the disclosures set forth in these Series’ Offering documents. In various instances, as noted in the tables below, the Asset Seller is issued Interests in a particular Series as part of the total purchase consideration to the Asset Seller. In addition, there are instances where the Company finances an acquisition through the proceeds of the Offering, as in the case of a purchase option, and therefore requires no additional financing or only financing to make an initial down payment, as the case may be.

The Company incurred the “Acquisition Expenses,” which include costs relating to the authentication and verification of the Underlying Asset, identification fees, and other costs detailed in the Manager’s allocation policy, listed in the tables below, the majority of which are capitalized into the purchase prices of the various Underlying Assets. Acquisition Expenses such as interest expense on a loan to finance an acquisition or marketing expenses related to the promotional materials created for an Underlying Asset are not capitalized. The Acquisition Expenses are generally initially funded by the Manager or its affiliates but will be reimbursed with the proceeds from an Offering related to such Series to the extent described in the applicable Offering documents. In the event that certain Acquisition Expenses are anticipated prior to the Closing of an Offering but are incurred only after the Closing, for example identification fees related to the Underlying Asset, additional cash from the proceeds of the Offering will be retained on the Series balance sheet to cover such future anticipated Acquisition Expenses after the Closing of the Offering.

“Current Period” refers to the time period between January 1, 2022 and June 30, 2022. “Prior Period” refers to the time period between January 1, 2021 and June 30, 2021. “Prior Year” refers to the year ended December 31, 2021.

During the Current Period, we signed purchase agreements to acquire assets for the following Series.

Series - Series Name	Agreement Type - Date of Agreement	Closing Date	Purchase Price	Financed via - Officer Loan / 3rd Party Loan	Financed via – the Manager	Financed via - Offering Proceeds	Interests Issued to Asset Seller	Percent Owned by Asset Seller	Acquisition Expenses
#URL4	Upfront Purchase / 01/20/2022	Q4 2022 or Q1 2023	$330,000	$0	$0	$249,760	$80,240	24%	$0
Total for 1/1/2022 – 6/30/2022	New Agreements: 1	-	$330,000	$0	$0	$249,760	$80,240	-	$0
Total for 1/1/2021 – 6/30/2021	New Agreements: 0	Closing: 0	$0	$0	$0	$0	$0	-	$0

Note: Gray shading represents Series for which no Closing of an Offering has occurred as of the end of the Current Period.

Note: New Agreements and Closings represent only those agreements signed and those Offerings closed in the Current period.

Note: Purchase Price, Down payment Amount, Financings and Acquisition Expenses represent only the incremental amounts for the Current Period i.e., if an Underlying Asset was purchased in a previous period, but had a Closing in the Current period, it would not contribute to the totals for the Current Period.

Note: The Company entered into a purchase agreement to acquire each asset from the Asset Seller. Per the purchase agreement, the closing to acquire the assets is subject to a number of conditions that had not been satisfied as of June 30, 2022.  The Company will remit payment for the purchase price of each Underlying Asset to the Asset Seller upon satisfaction of all the conditions.  As of the end of the current period, the Company did not have custody of the assets and the assets were not on the Company’s books.

Note: Interests will be issued to the Asset Seller at close of the Offering for the Series. As of the end of the Current Period, no Offerings had closed.

(1)If exact Offering dates (specified as Month Day, Year) are not shown, then expected Offering dates are presented.

(2)Values are based on current negotiations of the terms of the respective purchase option agreements or purchase agreements and may be subject to change.

During the Current Period, the following Offerings of Series Interests were ongoing.

Series	Qualification Date	Underlying Asset	Offering Price per Interest	Membership Interests	Offering Size	Sourcing Fee	Opening Date	Closing Date
#URL3	6/6/2022	A basket of 5 Three Letter Domains: oNAQ.COM oQOB.COM oUOS.COM oVDT.COM oZIZ.COM	$5.00	34,000	$170,000	$14,775	6/6/2022	Q4 2022 or Q1 2023
#URL4	6/6/2022	the Collectibles.com Domain	$10.00	36,500	$365,000	$28,163	6/6/2022	Q4 2022 or Q1 2023
Total 1/1/2022 – 6/30/2022		2 Series	-	-	-	$42,938	-	-
Total 1/1/2021 – 6/30/2021		0 Series	-	-	-	$0	-	-

The Offerings relating to the Series listed below closed during the Current Period.

Series / Series Name	Qualification Date	Underlying Asset	Purchase Price	Opening Date	Closing Date	Date Underlying Asset Acquired	Offering Price per Interest	Membership Interests	Offering Size
#URL2	2/14/2022	DIRECTIONS.COM	$125,000	1/10/2022	2/3/2022	1/28/2022	$10.00	14,000	$140,000
#URL1	2/21/2022	HOTSPOT.COM	$175,000	2/22/2022	3/23/2022	3/16/2022	$10.00	19,500	$195,000
Total 1/1/2022 – 6/30/2022		2 Series	$300,000	-	-	-	-	-	$335,000
Total 1/1/2021 – 6/30/2021		0 Series	$0	-	-	-	-	-	$0

Operating Results for the Current Period and the Prior Period

Changes in operating results are impacted significantly by any increase in the number of Underlying Assets that the Company, through the Asset Manager, operates and manages. During the Current Period the Company engaged in acquiring Underlying Assets, entering into Purchase and Purchase Option Agreements, launching Offerings, Closing Offerings, and selling Underlying Assets. Additional information can be found below in the Asset Acquisitions, Purchase Options and Asset Sales subsection, the trend information above, or above in the Master Series Table.

Revenues

Revenues are generated at the Company or the Series level. The Company accounts for revenues in accordance with ASC 606, Revenue from Contracts with Customers. The Underlying Asset, which will be transferred to Series #URL4 upon closing, generated $22,167 of leasing revenues during the Current Period. Because the Series has not had a closing as of the end of the Current Period, the revenues generated are attributable to RSE Innovation, LLC.

Operating Expenses

The Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements) incurred prior to the Closing of an Offering related to any of the Underlying Assets are being paid by the Manager and recognized by the Company as capital contributions and will not be reimbursed by the Series. Each Series of the Company will be responsible for its own Operating Expenses beginning on the Closing date of the Offering for such Series Interests.  However, the Manager has agreed to pay and not be reimbursed for certain but not all expenses such as post-closing Operating Expenses incurred and recorded by Series’ of the Company through the Current Period and Prior Period. These are accounted for as capital contributions by each respective Series.

Consolidated Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements) for the Company and all of the Series are summarized by category for the Current Period and the Prior Period as follows:

Total Expenses
	Current Period	Prior Period	Difference	% Change	Note
Storage	$ -	$ -	$ -	N/A
Custodial Fees	-	-	-	N/A
Maintenance	-	-	-	N/A
Appraisal and Valuation Fees	-	-	-	N/A
Bookkeeping and Accounting Fee	191	-	191	N/A	The increase is due to Series closed in Current Period. There were no operations in the Prior Period.
Ongoing Registrar Fees	-	-	-	N/A
Marketing Expense	-	-	-	N/A
Banking Fees	-	-	-	N/A
Total Expense	$ 191	$ -	$ 191	N/A

See Consolidated Statements of Operations for details of each Series’ expenses for the Current Period and Prior Period.

Asset Acquisitions, Purchase Options and Asset Sales

Details of the Underlying Assets acquired or for which we entered into purchase option agreements, purchase agreements or consignment agreements during the Current Period, and the Prior Period, are listed in the Master Series Table and summarized in the table below. We typically acquire Underlying Assets through the following methods.

•Upfront purchase – the Company acquires an Underlying Asset prior to the launch of the Offering related to the Series.

•Purchase agreement – the Company enters into an agreement with an Asset Seller to acquire an Underlying Asset, which may expire prior to the Closing of the Offering for the related Series, in which case the Company is obligated to acquire the Underlying Asset prior to the Closing.

•Purchase option agreement – the Company enters into a purchase option agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset.

•Consignment agreement – the Company enters into a consignment agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset and under which the Company takes possession of the Underlying Asset during a consignment period.

In addition to acquiring Underlying Assets, from time to time the Company receives take-over offers for certain Underlying Assets. Per the terms of the Company’s Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”), the Company, together with the Manager and the Manager’s Advisory Board evaluates the offers and determines if it is in the interest of the Investors to sell the Underlying Asset. In evaluating the offers, the Manager also considers the preference of Investors in the related Series as expressed by the nonbinding voting results of a poll of such Investors on the question whether to sell the Underlying Asset. In certain instances, the Company may decide to sell an Underlying Asset that is on the books of the Company but not yet transferred to a particular Series, because no Offering has yet occurred. In these instances, the anticipated Offering related to such Underlying Assets will be cancelled.

Details on the Underlying Assets acquired or for which we entered into purchase option agreements, purchase agreements, or consignment agreements, or which have subsequently been sold, are summarized in the table below.

	# of Assets Sold	Total Value of Assets Sold ($)	# of Assets Acquired	Total Value Assets Acquired ($)	# of Purchase Option Agreements	Total Value of Purchase Option Agreements ($)	# of Purchase Agreements	Total Value of Purchase Agreements ($)	Grand Total #	Grand Total Value ($)
Current Period	(0)	$0	3	$630,000	1	$330,000	2	$300,000	3	$630,000
Prior Period	(0)	$0	0	$0	0	$0	0	$0	0	$0

Note: Table represents agreements signed within the respective periods and value of Underlying Assets represented by the agreements.

See “Note C – Related Party Transactions” of our accompanying Notes to Consolidated Financial Statements for additional information on asset acquisitions.

Liquidity and Capital Resources

From inception, the Company and each Series have financed their business activities through capital contributions to the Company and individual Series from the Manager (or its affiliates). Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future Offerings for individual Series may be used to create reserves for future Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements) for such individual Series at the sole discretion of the Manager.

The Company has experienced recurring net losses and negative operating cash flows since inception until the Current Period. During the Current Period, the Company generated revenues directly attributable to certain Series. The Company accounts for revenues in accordance with ASC 606, Revenue from Contracts with Customers, but still had negative cash flow from operations.

On a total consolidated basis, the Company generated the following: Income / (Loss), Net Working Capital, and Accumulated Deficits. Additionally, other than for the Underlying Asset to be transferred to Series #URL4 upon closing, each listed Series for which an Underlying Asset was owned as of the end of the Current Period and the end of the Prior Period has incurred net losses since their respective dates of acquisition and have an accumulated deficit at the end of the Current Period and at the end of the Prior Year.

Period	Income / (Loss)
Current Period	$21,976
Prior Period	-

Period	Net Working Capital	Retained Earnings / (Accumulated Deficit)
Current Period	($308,008)	$21,976
Prior Year	-	-

All of the liabilities on the balance sheet as of the end of the Current Period are obligations to third-parties or the Manager. All of these liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future Offerings for the various Series of Interests. RSE Markets, Inc. has agreed to provide the Company and each Series the financial support sufficient to meet the Company’s and each Series’ financial needs for the twelve months following the date of this filing.

Cash and Cash Equivalent Balances

As of the end of each of the Current Period and Prior Period, the Company and the Series for which Closings had occurred, had total cash or cash equivalents balances as set forth (see Consolidated Balance Sheets for details of each Series’ cash or cash equivalent balances for the Current and Prior Period).

Cash Balance
	Current Period	Prior Year
Total Series Cash Balance	2,525	-
RSE Innovation	-	76,000
Total Cash Balance	$ 2,525	$ 76,000

Note: Only includes Series for which an Offering has closed. RSE Innovation cash balance represents loans or capital contributions to be used for future payment of Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses of our accompanying Notes to the Consolidated Financial Statements).

Financial Obligations of the Company

On November 24, 2020 RSE Markets and Rally Holdings replaced its original 2019 $2.25 million demand note with a $10.0 million credit facility (the “CF”) with Upper90 Capital Management, LP. While amounts borrowed under the CF can be used to make purchases of Archive Assets to become Underlying Assets, neither the Company nor any Series is a borrower under the CF, neither is responsible for repayment of any amounts outstanding, and neither is jointly and severally liable under the CF. RSE Markets has drawn upon the CF on two separate times, November 24, 2020 and January 29, 2021 (each such date, the “Credit Date”). The CF has an interest rate of 15.00% per annum, and a maturity date for each tranche of the earlier of (i) the two-year anniversary of the Credit Date of the respective tranche, and (ii) November 24, 2024 (or such earlier date on which the Loans become due and payable). The CF contains covenants and indemnification obligations that are customary for credit arrangements of this type. As of June 30, 2022, RSE Markets had $2.5 million drawn on the CF. The Company cannot use the CF to purchase intangible assets. For further information on the CF, please find the Credit Agreement attached hereto as Exhibits 6.4 dated November 24, 2020.

From time to time, the Asset Manager, affiliates of the Manager or third parties may make non-interest-bearing payments or loans to the Company to acquire an Underlying Asset prior to the Closing of an Offering for the respective Series. In such cases, the respective Series would repay any such non-interest-bearing payments or loans plus accrued interest, as the case may be, used to acquire its respective Underlying Asset with proceeds generated from the Closing of the Offering for Interests of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series.

See “Note A – Description of Organization and Business Operations – Liquidity and Capital Resources” and “Note D – Debt” of our accompanying Notes to the Consolidated Financial Statements for additional information. See “Item 2. Management’s Discussion and Analysis – Historical Investments in Underlying Assets – Current Period” for additional information on Purchase Option Agreements and amounts borrowed to facilitate the purchase of the Underlying Assets.

Recent Developments

The following sets forth updated information with respect to events that have occurred subsequent to the Current Period.

Event	Description
Offerings Opened	0
Offerings Closed	1
Underlying Assets Purchased	0 Purchase Agreements signed 0 Purchase Option Agreements signed 0 Upfront Purchase Agreements signed
Underlying Assets Sold	None
Acquisition Expenses	$0

ITEM 2. OTHER INFORMATION

None.

ITEM 3.  FINANCIAL STATEMENTS

CONTENTS

PAGE

RSE INNOVATION, LLC AND VARIOUS SERIES:

Consolidated Balance Sheets

as of June 30, 2022 (unaudited) and December 31, 2021 (audited)F-1

Consolidated Statements of Operations

for the six months ended June 30, 2022 (unaudited) and 2021 (unaudited)F-3

Consolidated Statements of Members’ Equity/(Deficit)

for the six months ended June 30, 2022 (unaudited) and 2021 (unaudited)F-5

Consolidated Statements of Cash Flows

for the six months ended June 30, 2022 (unaudited) and 2021 (unaudited)F-7

Notes to Consolidated Financial Statements F-9

RSE INNOVATION, LLC

Consolidated Balance Sheets as of June 30, 2022 (unaudited)

	Series #URL2	Series #URL1	Consolidated
Assets
Current Assets
Cash and Cash Equivalents	$ 900	$ 1,625	$ 2,525
Due From the Manager or its Affiliates	-	-	25,000
Total Current Assets	900	1,625	27,525
Other Assets
Innovation Asset - Deposit	-	-	-
Innovation Asset - Owned	125,450	175,000	633,150
TOTAL ASSETS	$ 126,350	$ 176,625	$ 660,675

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	$ -	$ -	$ -
Insurance Payable	-	-	-
Income Taxes Payable	-	-	-
Deferred Revenue	-	-	2,833
Due to the Manager or its Affiliates	-	-	332,700
Total Liabilities	-	-	335,533
Member's Equity
Membership Contributions	126,350	176,625	302,975
Capital Contribution for Operating Expense	116	75	191
Capital Contribution for shortfall at Offering close	-	-	-
Distribution to RSE Innovation	-	-	-
Retained Earnings / (Accumulated Deficit)	(116)	(75)	21,976
Members' Equity	126,350	176,625	325,142
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 126,350	$ 176,625	$ 660,675

See accompanying notes, which are an integral part of these financial statements

RSE INNOVATION, LLC

Consolidated Balance Sheets as of December 31, 2021 (audited)

Consolidated
Assets
Current Assets
Cash and Cash Equivalents	$76,000
Pre-paid Storage	-
Total Current Assets	76,000

Innovation Asset - Deposit	-
Innovation Asset - Owned	-
TOTAL ASSETS	$76,000

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)
Liabilities
Current Liabilities
Accounts Payable	-
Income Taxes Payable	-
Due to the Manager or its Affiliates	$76,000
Total Liabilities	$76,000
Members' Equity
Membership Contributions	-
Capital Contribution for Operating Expense	-
Capital Contribution for loss at Offering close	-
Distribution to RSE Innovation	-
Retained Earnings / (Accumulated Deficit)	-
Members' Equity	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$76,000

See accompanying notes, which are an integral part of these financial statements

RSE INNOVATION, LLC
Consolidated Statements of Operations

Six-Months Ended June 30, 2022 (unaudited)

	Series #URL2	Series #URL1	Consolidated
Expenses, gains and losses
Leasing Revenue	$ -	$ -	$ 22,167
Storage	-	-	-
Custodial Fees	-	-	-
Appraisal and Valuation Fees	-	-	-
Bookkeeping and Accounting Fees	(116)	(75)	(191)
Ongoing Registrar Fees	-	-	-
Marketing Expense	-	-	-
Banking Fees	-	-	-
Gain on Sale	-	-	-
Loss on Sale	-	-	-
Loss on Impairment	-	-	-
Income / (Loss) Before Income Taxes	(116)	(75)	21,976
Provision for Income Taxes	-	-	-
Net Income / (Loss)	$ (116)	$ (75)	$ 21,976

Basic and Diluted (Loss) per Membership Interest	$ (0.01)	$ (0.00)
Weighted Average Membership Interests	14,000	19,500

See accompanying notes, which are an integral part of these financial statements

RSE COLLECTION, LLC
Consolidated Statements of Operations

Six-Months Ended June 30, 2021 (unaudited)

Consolidated
Expenses, gains and losses
Leasing Revenue	$ -
Storage	-
Custodial Fees	-
Appraisal and Valuation Fees	-
Bookkeeping and Accounting Fees	-
Ongoing Registrar Fees	-
Marketing Expense	-
Banking Fees	-
Gain on Sale	-
Loss on Sale	-
Loss on Impairment	-
Income / (Loss) Before Income Taxes	-
Provision for Income Taxes	-
Net Income / (Loss)	$ -

Basic and Diluted (Loss) per Membership Interest
Weighted Average Membership Interests

See accompanying notes, which are an integral part of these financial statements

RSE INNOVATION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2022 (unaudited)

	Series #URL2	Series #URL1	Consolidated
Balance January 1, 2022	$ -	$ -	$ -
Distribution	-	-	-
Membership Contributions	126,350	176,625	302,975
Capital Contribution for Operating Expenses	116	75	191
Capital Contribution for shortfall at Offering close	-	-	-
Distribution to RSE Innovation	-	-	-
Distribution to Series	-	-	-
Net Income / (Loss)	(116)	(75)	21,976
Balance June 30, 2022	$ 126,350	$ 176,625	$ 325,142

See accompanying notes, which are an integral part of these financial statements

RSE INNOVATION, LLC

Consolidated Statements of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2021 (unaudited)

Consolidated
Balance January 1, 2021	$ -
Distribution	-
Membership Contributions	-
Capital Contribution for Operating Expenses	-
Capital Contribution for shortfall at Offering close	-
Distribution to RSE Innovation	-
Distribution to Series	-
Net Income / (Loss)	-
Balance June 30, 2021	$ -

See accompanying notes, which are an integral part of these financial statements

RSE INNOVATION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2022 (unaudited)

	Series #URL2	Series #URL1	Consolidated
Cash Flows from Operating Activities:
Net (Loss) / Income	$ (116)	$ (75)	$ 21,976
Adjustments to reconcile net (loss) / income to net cash (used in) provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	116	75	191
(Gain) / Loss on sale of Asset	-	-	-
Impairment loss on Innovation asset	-	-	-
Accounts Receivable			-
Prepaid Insurance			-
Prepaid Storage	-	-	-
Accounts Payable	-	-	-
Insurance Payable			-
Deferred Revenue	-	-	2,833
Income Taxes Payable	-	-	-
Accrual of Interest	-	-	-
Due from the Manager or its Affiliates	-	-	(25,000)
Due to the Manager or its Affiliates	-	-	-
Net cash (used in) / provided by operating activities	-	-	-

Cash flow from investing activities:
Deposits on Innovation asset	-	-	-
Investment in Innovation asset	(125,450)	(175,000)	(633,150)
Proceeds from Sale of Asset	-	-	-
Cash provided by / (used in) investing activities	(125,450)	(175,000)	(633,150)

Cash flow from financing activities:
Proceeds from sale of membership interests	126,350	176,625	302,975
Proceeds on borrowings from manager and affiliates, net of repayments	-	-	256,700
Distribution to Series	-	-	-
Contribution from Series to RSE Innovation	-	-	-
Contribution related to Offering Closings and Asset Sales	-	-	-
Contribution by Manager for future operating expenses	-	-	-
Distribution to RSE Innovation	-	-	-
Distribution of Gain on sale of assets to Shareholders	-	-	-
Cash provided by / (used in) financing activities	126,350	176,625	559,675

Net change in cash	900	1,625	(73,475)
Cash beginning of period	-	-	76,000
Cash end of period	$ 900	$ 1,625	$ 2,525

See accompanying notes, which are an integral part of these financial statements

RSE INNOVATION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2021 (unaudited)

Consolidated
Cash Flows from Operating Activities:
Net (Loss) / Income	$ -
Adjustments to reconcile net (loss) / income to net cash (used in) provided by operating activities
Expenses Paid by Manager and Contributed to the Company / Series	-
(Gain) / Loss on sale of Asset	-
Impairment loss on Innovation asset	-
Accounts Receivable	-
Prepaid Insurance	-
Prepaid Storage	-
Accounts Payable	-
Insurance Payable	-
Deferred Revenue	-
Income Taxes Payable	-
Accrual of Interest	-
Due to the Manager or its Affiliates	-
Net cash (used in) / provided by operating activities	-

Cash flow from investing activities:
Deposits on Innovation asset	-
Repayment of investments in Innovation asset upon Offering close	-
Investment in Innovation asset	-
Proceeds from Sale of Asset	-
Cash provided by / (used in) investing activities	-

Cash flow from financing activities:
Proceeds from sale of membership interests	-
Repayment on borrowings from manager and affiliates, net of proceeds	-
Distribution to Series	-
Contribution from Series to RSE Innovation	-
Contribution related to Offering Closings and Asset Sales	-
Contribution by Manager for future operating expenses	-
Distribution to RSE Innovation	-
Distribution of Gain on sale of assets to Shareholders	-
Cash provided by / (used in) financing activities	-

Net change in cash	-
Cash beginning of period	-
Cash end of period	$ -

See accompanying notes, which are an integral part of these financial statements

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

RSE Innovation, LLC (the “Company,” “RSE Innovation,” “we,” “us,” or “our”) is a Delaware series limited liability company formed on August 24, 2016. The Company’s core business is the identification, acquisition, marketing and management of certain intangible assets, collectively referred to as “Innovation Assets” or the “Asset Class,” for the benefit of the investors. The Company is wholly owned and managed by RSE Innovation Manager, LLC, a Delaware limited liability company (the “Manager”). The Manager is a single-member Delaware limited liability company wholly owned by Rally Holdings LLC (“Rally Holdings” or the “Asset Manager”). Rally Holdings is a single-member Delaware limited liability company wholly owned by RSE Markets, Inc., a Delaware corporation (“RSE Markets”). RSE Markets was the manager of the Company and served as the asset manager until March 26, 2021, at which point RSE Innovation Manager, LLC and Rally Holdings replaced RSE Markets as Manager and Asset Manager, respectively. The Asset Manager is a technology and marketing company that operates the Rally Rd.™ platform (the “Platform”) and manages the Company, through the Manager, and the assets owned by the Company in its role as the Asset Manager of each Series.

The Company issues membership interests (the “Interests”) in a number of separate individual series (each, a “Series”) of the Company (each, an “Offering”). There will be a separate closing with respect to each Offering (each, a “Closing”). Each Series will own a unique Innovation Asset (an “Underlying Asset”) and the assets and liabilities of each Series will be separate in accordance with Delaware law. A purchaser of Interests (an “Investor”) in any Series acquires a proportional share of assets, liabilities, profits, and losses as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an Offering related to that particular Series is a single Underlying Asset (plus any cash reserves for future Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) as well as certain liabilities related to expenses pre-paid by the Asset Manager. Any individuals, dealers or auction company which owns an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential Offering or the Closing of an Offering from which proceeds are used to acquire the Underlying Asset are referred to as “Asset Sellers.” “Current Period” refers to the time period between January 1, 2022 and June 30, 2022. “Prior Period” refers to the time period between January 1, 2021 and June 30, 2021. “Prior Year” refers to the time period between January 1, 2021 and December 31, 2021. The Manager has assembled a network of advisors with experience in the Asset Class (an “Advisory Board”) to assist the Manager in identifying, acquiring and managing Underlying Assets, as well as other aspects of the Platform.

All voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Underlying Asset, determining how to best commercialize the applicable Underlying Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the Operating Agreement.

OPERATING AGREEMENT

General:

In accordance with the Operating Agreement, each Investor in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

Operating Expenses:

After the Closing of an Offering, each Series is responsible for its own Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses). Prior to the Closing, Operating Expenses are borne by the Manager or the Asset Manager and not reimbursed by the economic members of a particular Series. Should post-Closing Operating Expenses exceed revenues or cash reserves, the Manager or the Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series and be entitled to reimbursement of such amount from future revenues generated by the Series (the “Operating Expenses Reimbursement Obligation(s)”), on which the Manager or the Asset Manager may impose a rate of interest, and/or (c) cause additional Interests to be issued in order to cover such additional amounts, which Interests may be issued to existing or new Investors, and may include the Manager or its affiliates or the Asset Manager.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

Fees:

Sourcing Fee: The Manager expects to receive a fee, as determined by the Manager, at the Closing of each successful Offering for its services of sourcing the Underlying Assets (the “Sourcing Fee”), which may be waived by the Manager in its sole discretion.

Brokerage Fee:  In respect to Offerings, the broker of record (the “BOR”) received a fee (the “Brokerage Fee”) of 1.0% of the cash proceeds from the Offering for facilitating the sale of securities.

Custody Fee: In respect to Offerings, the custodian of Interests (the “Custodian”), holding custody of the securities upon issuance, will receive a fee equal to the greater of (i) 0.75% on Interests sold in an Offering and (ii) $500 (the “Custody Fee”).

Free Cash Flow Distributions:

At the discretion of the Manager, a Series may make distributions of Free Cash Flow (as described in Note F – Free Cash Flow Distributions and Management Fees) to both the holders of economic Interests in the form of a dividend and the Manager in the form of a Management Fee (as described in Note F – Free Cash Flow Distributions and Management Fees).

In the case that Free Cash Flow (as described in Note F – Free Cash Flow Distributions and Management Fees) is available for distribution and such distributions are made, at the sole discretion of the Manager, the Investors will receive no less than 50% of Free Cash Flow available for distribution and the Manager will receive up to 50% of Free Cash Flow available for distribution in the form of a Management Fee (as described in Note F – Free Cash Flow Distributions and Management Fees) for management of the applicable Underlying Asset. The Management Fee is accounted for as an expense to the relevant Series rather than a distribution from Free Cash Flow.

Other:

The Manager is responsible for covering its own expenses. Certain of the Underlying Assets are self-insured by the Manager and the Asset Manager. The Manager and the Asset Manager take the full risk of loss on these Underlying Assets.

LIQUIDITY AND CAPITAL RESOURCES

The Company has experienced net losses and negative operating cash flows since inception until the Current Period. During the Current Period, the Company generated leasing revenues directly attributable to an Underlying Asset by entering into a contract with a third-party to lease the Underlying Asset owned by RSE Innovation, LLC. The Company accounts for revenues in accordance with ASC606, Revenue from Contracts with Customers.

On a total consolidated basis, the Company generated the following: Income / (Loss), Net Working Capital, and Accumulated Deficits. Additionally, other than for the Underlying Asset to be transferred to Series #URL4 upon closing, each listed Series for which an Underlying Asset was owned as of the end of the Current Period and the end of the Prior Period has incurred net losses since their respective dates of acquisition and have an accumulated deficit at the end of the Current Period and at the end of the Prior Year.

Period	Income / (Loss)
Current Period	$21,976
Prior Period	-

Period	Net Working Capital	Retained Earnings / (Accumulated Deficit)
Current Period	($308,000)	$21,976
Prior Year	-	-

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE A - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (CONTINUED)

All of the liabilities on the balance sheet as of the end of the Current Period are obligations to third-parties or the Manager. All of these liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future Offerings for the various Series of Interests. RSE Markets, Inc. has agreed to provide the Company and each Series the financial support sufficient to meet the Company’s and each Series’ financial needs for the twelve months following the date of this filing.

The Company generated revenues directly attributable to certain Series to date. The Company accounts for revenues in accordance with ASC 606, Revenue from Contracts with Customers, and its related amendments (as described in Note E – Revenue, Expense and Costs Allocation Methodology).  Each Series will continue to incur Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) including, but not limited to storage, insurance, transportation and maintenance expenses, marketing expense and professional fees, on an ongoing basis.

Applicable Series currently have one source of revenue: domain lease revenue, where a Series with a domain name Underlying Asset will grant access of the domain to customers for a specified period of time. Consideration for the contract consists solely of fixed contractual payments. As part of the fixed contractual payments, the agreement contains upfront payments that are payable within a specified period upon and after execution of the arrangement. Upfront fees can result in deferred revenues, as the Company recognizes revenues ratably over the contractual term of the agreement as the access is provided. As of the end of the Current Period, there is a domain leasing contract in place for an Underlying Asset, which is to be transferred to Series #URL4 upon closing, that generated revenues totaling $22,167 for the six months ended June 30, 2022.

Cash on the books of the Company is reserved for funding future pre-Closing Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) or Acquisition Expenses (as described in Note B – Summary of Significant Accounting Policies – Capital Assets), as the case may be. Cash on the books of each Series is reserved for funding of post-Closing Operating Expenses. During the Current Period, the Manager paid for the Operating Expenses related to the Company and any Series that have closed Offerings and has elected not to be reimbursed. When the Manager pays for certain Operating Expenses related to a Series that have closed Offerings and elects not to be reimbursed, these payments are accounted for as capital contributions and are further described in Note B – Summary of Significant Accounting Policies – Operating Expenses.

The Company and the Series finance their business activities through capital contributions from the Manager or its affiliates and from members to the individual Series. Until such time as any Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future Offerings may be used to create reserves for future Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) for individual Series once the Offerings are closed, listed in the table above, at the sole discretion of the Manager.

INITIAL OFFERINGS

All Series, for which a closing had occurred as of the date of the financial statements, had commenced operations, were capitalized and had assets. Additionally, various Series have liabilities. The table outlined in Note B – Summary of Significant Accounting Policies – Members’ Equity outlines all Offerings for which a Closing has occurred during the Current Period and the Prior Period.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Any Offerings that close as of the date of the financial statements are issued under Tier 2 of Regulation A and qualified under an Offering Statement. As such, upon the closing of the Series, separate financial statements are presented for each such Series, and each is consolidated in the financial statements of the Company after eliminating inter-company balances and transactions.

2.Use of Estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events.  Accordingly, the actual results could differ significantly from our estimates.

3.Cash and Cash Equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased, or otherwise acquired, to be cash equivalents.

4.Offering Expenses:

Offering expenses (the “Offering Expenses”) related to the Offering for a specific Series consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed Offering and will generally be charged to members' equity upon the completion of the proposed Offering. Expenses that are incurred prior to the Closing of an Offering for such Series that are funded by the Manager and will generally be reimbursed through the proceeds of the Offering related to the Series. However, the Manager has agreed to pay and not be reimbursed for Offering Expenses incurred with respect to the Offerings for all Series that have had a Closing as of the date of the financial statements and potentially other future Offerings.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

5.Operating Expenses:

Operating Expenses (as described below) related to a particular Underlying Asset include storage, insurance, transportation (other than the initial transportation from the Underlying Asset’s location to the Manager’s storage facility prior to the Offering, which is treated as an Acquisition Expense (as described in Note B – Summary of Significant Accounting Policies – Capital Assets), maintenance, bookkeeping and accounting fees and other Underlying Asset specific expenses as detailed in the Manager’s allocation policy, together the “Operating Expenses”.  We distinguish between pre-Closing and post-Closing Operating Expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future Offering, expenses of this nature that are incurred prior to the Closing of an Offering of Series of Interests, are funded by the Manager and are not reimbursed by the Company, the Series or economic members. Expenses in this case are treated as capital contributions from the Manager to the Company and are summarized in the table below. During the Current Period and Prior Period, the Company incurred pre-Closing Operating Expenses and individual Series that had closed Offerings incurred post-Closing Operating Expenses as presented in the Consolidated Statements of Operations.

Period	Pre-Closing Operating Expense Capital Contributions	Post-Closing Operating Expense Capital Contributions	Total
Current Period	-	$191	$191
Prior Period	-	-	-

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

6.Capital Assets:

Underlying Assets are recorded at cost. The cost of the Underlying Assets includes the purchase price, including any deposits for the Underlying Asset funded by the Manager and “Acquisition Expenses,” which include transportation of the Underlying Asset to the Manager’s storage facility, pre-purchase inspection, pre-Offering refurbishment, and other costs detailed in the Manager’s allocation policy.

The Company treats Underlying Assets as collectible and therefore the Company will not depreciate or amortize the Underlying Assets going forward. The Underlying Assets are indefinite lived intangible assets and will be subject to an annual test for impairment. These assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the fair value of the asset. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not recognize any impairment charges in the Current Period and Prior Period.

The Underlying Assets are initially purchased by the Company, either prior to launching an Offering or through the exercising of a purchase option simultaneous with the Closing of an Offering for a particular Series. At Closing of an Offering for a Series of Interests the Underlying Assets, including capitalized Acquisition Expenses, are then transferred to the Series. Underlying Assets are transferred at cost less any impairment, and the Company receives cash from the Series from the proceeds of the Offering. The Company uses the proceeds of the transfer to pay off any debt or amounts owed under purchase options and Acquisition Expenses. Acquisition Expenses related to a particular Series, which are incurred prior to the Closing of an Offering are initially funded by the Manager but will be reimbursed with the proceeds from an Offering related to such Series, to the extent described in the applicable Offering document. The Company does, however, retain additional cash from the proceeds of the Offering on the Series balance sheet to cover Acquisition Expenses that are anticipated prior to the Closing but incurred after the Closing of an Offering. Acquisition Expenses are capitalized into the cost of the Underlying Asset as per the table below. The Series uses the remaining cash to repay any accrued interest on loans or marketing expenses related to the preparation of the marketing materials for a particular Offering, by distributing the applicable amount to the Company, accounted for as “Distribution to RSE Innovation” on the balance sheet. Furthermore, the Series distributes the appropriate amounts for Brokerage Fee, the Custody Fee and, if applicable, the Sourcing Fee using cash from the Offering. Should a proposed Offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted for as capital contributions, and the Acquisition Expenses will be expensed.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company, through non-interest-bearing payments from the Manager or loans from officers of the Manager and third parties, has acquired Underlying Assets since the beginning of the Prior Period. For all Innovation Assets held as of the end of the Current Period and Prior Period, the following table presents all costs capitalized on the acquisition of Underlying Assets during the Current Period and Prior Period.

Capitalized Costs
Applicable Series		Purchase Price / Down payment	Acquisition Costs	Total
#URL2	(1)	$ 125,000	$ 450	$ 125,450
#URL1	(1)	175,000	-	175,000
#URL3	(2)	-	2,250	2,250
#URL4	(2)	330,000	450	330,450
Total as of June 30, 2022		$ 630,000	$ 3,150	$ 633,150

Total as of December 31, 2021		$ -	$ -	$ -

(1)Offering for Series Interests closed as of the end of the Current Period and Underlying Asset owned by applicable Series.

(2)At the end of the Current Period owned by the Company and not by any Series. To be owned by the applicable Series as of the Closing of the applicable Offering.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

7.Members’ Equity:

Members’ equity for the Company and any Series consists of Membership Contributions, Capital Contributions, Distributions and Retained Earnings / (Accumulated Deficit).

Membership Contributions are made to a Series from a successful Closing of an Offering and are calculated by taking the amount of membership Interests sold in an Offering, net of Brokerage Fee, Custody Fee and Sourcing Fee as shown in the table below. In the case of a particular Offering, the Brokerage Fee, the Custody Fee and Sourcing Fee (which may be waived by the Manager) related to the Offering are paid from the proceeds of the successfully closed Offering. These expenses will not be incurred by the Company, the applicable Series or the Manager, if an Offering does not close as of the end of the Current Period. The membership interests that are issued by each individual Series do not provide the investors with any voting rights in the Series other than those detailed in the Company’s Operating Agreement. All of the control and operating decisions relating to the operations of a Series are held by the Manager in accordance with the terms as specified in the Operating Agreement.

Capital Contributions are made by the Manager to cover Operating Expenses for which the Manager has elected not to be reimbursed. In addition, in the case of a Closing for which a deficiency of offering proceeds over the required cash outlays exists, the Manager will make an additional capital contribution to the Series to cover any such deficiencies, which is represented as a “Capital Contribution for shortfall at Offering close”.

The table below outlines Membership Contributions and Uses for closed Offerings:

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Membership Contribution and Uses at Closing as of the Current Period
Applicable Series	Closing Date	Membership Interests	Brokerage Fee	Sourcing Fee	Custody Fee	Distribution	Total
#URL2	2/3/2022	$ 140,000	$ 1,400	$ 11,200	$ 1,050	$ -	$ 126,350
#URL1	3/23/2022	195,000	1,950	14,963	1,463	-	176,625
Total		$ 335,000	$ 3,350	$ 26,163	$ 2,513	$ -	$ 302,975

Note: represents Membership Contributions net of Brokerage Fee, Sourcing Fee and Custody Fee at the Closing of the Offering for the respective Series.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

8.Income taxes:

Each Series elected and qualifies, and the Company intends that each future Series will elect and qualify, to be taxed as a corporation under the Internal Revenue Code of 1986.  Each separate Series intends to be accounted for as described in ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of the end of the Current Period.

The Company intends to be taxed as either a “partnership” or a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Code.

9.Earnings (loss) / income per membership Interest:

Upon completion of an Offering, each Series intends to comply with the accounting and disclosure requirements of ASC Topic 260, "Earnings per Share." For each Series, earnings (loss) / income per membership interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership Interests in that particular Series during the period.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE C - RELATED PARTY TRANSACTIONS

Series Members

The managing member of the Company is the Manager. The Company will admit additional members to each of its Series through the Offerings of membership Interests in each Series. By purchasing an Interest in a Series of Interests, the Investor is admitted as a member of the Series and will be bound by the Operating Agreement. Under the Operating Agreement, each Investor grants a power of attorney to the Manager. The Operating Agreement provides the Manager with the ability to appoint officers and Advisory Board members.

Officer and Affiliate Loans

From time to time, affiliates of the Manager and their individual officers may make loans to the Company to facilitate the purchase of Underlying Assets prior to the Closing of a Series’ Offering.  It is anticipated that each of the loans and related interest will be paid by the Company through proceeds of the Offering associated with a Series. Because the Series will repay the Company and other parties, such as the Manager, the BOR and the Custodian and their respective affiliates, from the proceeds of a closed Offering, it is anticipated that no Series will bear the economic effects of any loan made to purchase another Underlying Asset.

From time to time the Asset Manager, affiliates of the Manager or third parties may make non-interest-bearing loans to the Company to acquire an Underlying Asset prior to the Closing of an Offering for the respective Series. In such cases, the respective Series would repay any such non-interest-bearing loans used to acquire its respective Underlying Asset with proceeds generated from the Closing of the Offering for Interests of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series.

As of the end of the Current Period and Prior Year, amounts outstanding due to Manager and affiliates are shown as below:

Due to the Manager and its Affiliates
Current Period	$332,700
Prior Year	$76,000

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE D –DEBT

On November 24, 2020 RSE Markets, Rally Holdings and the Company replaced its original 2019 $2.25 million demand note with a $10.0 million credit facility (the “CF”) with Upper90 Capital Management, LP. While amounts borrowed under the CF can be used to make purchases of Archive Assets to become Underlying Assets, neither the Company nor any Series is a borrower under the CF, neither is responsible for repayment of any amounts outstanding, and neither is jointly and severally liable under the CF. RSE Markets has drawn upon the CF on two separate times, November 24, 2020 and January 29, 2021 (each such date, the “Credit Date”). The CF has an interest rate of 15.00% per annum and a maturity date for each tranche of the earlier of (i) the two-year anniversary of the Credit Date of the respective tranche, and (ii) November 24, 2024 (or such earlier date on which the Loans become due and payable). The CF contains covenants and indemnification obligations that are customary for credit arrangements of this type. As of June 30, 2022, RSE Markets had $2.5 million drawn on the CF. The Company cannot use the CF to purchase intangible assets.

NOTE E - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

Overview of Revenues

The Company accounts for revenues in accordance with ASC 606, Revenue from Contracts with Customers, and its related amendments. We determine revenue recognition through the following steps:

•identification of a contract with a customer;

•identification of the performance obligations in the contract;

•determination of the transaction price;

•allocation of the transaction price to the performance obligations in the contract; and

•recognition of revenue when or as the performance obligations are satisfied.

One Underlying Asset generated revenues to date through customer contracts during the Current Period. No other Underlying Assets of the Company or Series have generated revenues to date.

     Overview of Costs and Expenses

The Company distinguishes costs and expenses between those related to the purchase of a particular Underlying Asset and Operating Expenses related to the management of such an Underlying Asset.

Fees and expenses related to the purchase of an Underlying Asset include, Acquisition Expenses. Other fees are incurred upon the Closing of an Offering and include Offering Expenses, Brokerage Fees, Custody Fees, and Sourcing Fees.

Within Operating Expenses, the Company distinguishes between Operating Expenses incurred prior to the Closing of an Offering and those incurred after the Closing of an Offering. Although these pre- and post- Closing Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses) are similar in nature and are associated with a Series, pre-Closing Operating Expenses are borne by the Manager and are not expected to be reimbursed by the Company or the economic members. Post-Closing Operating Expenses are the responsibility of each Series of Interest and may be financed through (i) revenues generated by the Series or cash reserves at the Series or (ii) contributions made by the Manager, for which the Manager does not seek reimbursement or (iii) loans by the Manager, for which the Manager may charge a rate of interest or (iv) issuance of additional Interest in a Series (at the discretion of the Manager).

Allocation Methodology

Allocation of revenues and expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the Underlying Assets or the number of Underlying Assets, as stated in the Manager’s allocation policy and as determined by the Manager. The Manager may amend its allocation policy at its sole discretion from time to time.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE E - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY (CONTINUED)

Allocation Methodology or Description by Category

•Revenue: The Company generated revenues directly attributable to an Underlying Asset to date. The Company accounts for revenues in accordance with ASC 606, Revenue from Contracts with Customers (as described in Note E – Revenue, Expense and Costs Allocation Methodology).

•Offering Expenses: Offering Expenses, other than those related to the overall business of the Manager (as described in Note B – Summary of Significant Accounting Policies – Offering Expenses) are funded by the Manager and generally reimbursed through the Series proceeds upon the Closing of an Offering. Offering Expenses are charged to a specific Series.

•Acquisition Expenses: Acquisition Expenses (as described in Note B – Summary of Significant Accounting Policies – Capital Assets), are typically funded by the Manager, and reimbursed from the Series proceeds upon the Closing of an Offering. Unless, to the extent that certain Acquisition Expenses are anticipated prior to the Closing, but incurred after the Closing of an Offering, for example identification fees, in which case, additional cash from the proceeds of the Offering will be retained on the Series balance sheet to cover such future anticipated Acquisition Expenses after the Closing of the Offering. Acquisition Expenses incurred are specific to and are capitalized into the cost of the Underlying Asset on the balance sheet of the Company and subsequently transferred to the Series upon Closing of the Offering for the Series Interests.

•Sourcing Fee / Losses: The Sourcing Fee is paid to the Manager from the Series proceeds upon the Closing of an Offering (as described in Note B – Summary of Significant Accounting Policies – Members’ Equity) and is charged to the specific Series. Losses incurred related to closed Offerings, due to shortfalls between proceeds from closed Offerings and costs incurred in relation to these Offerings are charged to the specific Series but are reimbursed by the Manager and accounted for as capital contributions to the Series (as described in Note B – Summary of Significant Accounting Policies – Capital Assets).

•Brokerage Fee: The Brokerage Fee is paid to the BOR from the Series proceeds upon the Closing of an Offering (as described in Note B – Summary of Significant Accounting Policies – Members’ Equity) and is charged to the specific Series.

•Custody Fee: The Custody Fee is paid to the Custodian from the Series proceeds upon the Closing of an Offering (as described in Note B – Summary of Significant Accounting Policies – Members’ Equity) and is charged to the specific Series.

•Operating Expenses: Operating Expenses (as described in Note B – Summary of Significant Accounting Policies – Operating Expenses), including asset verification, storage, marketing costs and other Series related Operating Expenses, are expensed as incurred:

oPre-Closing Operating Expenses are borne by the Manager and accounted for as capital contributions from the Manager to the Company and are not reimbursed.

oPost-Closing Operating Expenses are the responsibility of each individual Series.

oIf not directly charged to the Company or a Series, Operating Expenses are allocated as follows:

▪Cloud storage: based on the number of Underlying Assets in the cloud storage

▪Bookkeeping and accounting fees: allocated monthly across all closed Series Offerings

▪Custodial fees: based on the number of Underlying Assets

▪Appraisal and valuation fees: based on the number of Underlying Assets

▪Ongoing registrar fees: allocated directly to the Underlying Asset

▪Marketing: based on the number of Underlying Assets marketed to potential Investors

oGains and Losses on Sale and Impairments are directly charged to the Company or a Series.

RSE INNOVATION, LLC

Notes to Consolidated Financial Statements

NOTE F - FREE CASH FLOW DISTRIBUTIONS AND MANAGEMENT FEES

Any available Free Cash Flow (as described below) of a Series of Interests shall be applied in the following order of priority, at the discretion of the Manager:

i)First, to repay any amounts outstanding under Operating Expenses Reimbursement Obligations.

ii)Second, to create such reserves for that Series as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses for that Series.

iii)Thereafter, to make distributions, at least 50% of which (as described below, net of corporate income taxes applicable to such Series of Interests) shall be distributed as dividends to Investors of a particular Series, and no more than 50% of which shall be distributed to the Asset Manager in payment of the Management Fee for that Series.

“Free Cash Flow” is defined as net income (as determined under GAAP) generated by any Series of Interests plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the relevant Series.

As of the end of the Current Period and Prior Year, no distributions of Free Cash Flow or Management Fees were paid by the Company or in respect of any Series.

NOTE G - INCOME TAX

Each Series has elected and qualifies to be taxed as a corporation under the Internal Revenue Code of 1986. The Company has elected to be treated as a partnership.

No provision for income taxes for the Current Period and Prior Period have been recorded for any individual Series as all individual Series incurred net losses, except for certain Series that enter into contracts with customers and generate leasing revenue. Each individual Series records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets primarily resulting from net operating losses will not be realized.  The Company’s net deferred tax assets are fully offset by a valuation allowance, and therefore, no tax benefit applicable to the loss for each individual Series for the Current Period and the Prior Period have been recognized. For each Series, net operating loss carryforwards incurred since inception, May 20, 2020, do not expire for federal income tax purposes.

NOTE H - CONTINGENCIES

COVID-19

We are closely monitoring developments related to the ongoing COVID‐19 pandemic; however, we do not believe that the outbreak has materially impacted our business, results of operations or financial condition.

Government Regulation

Claims arising out of actual or alleged violations of law, including certain matters currently under investigation by the Securities and Exchange Commission, could be asserted against the Company or its affiliates by individuals or governmental authorities and could expose the Company, its affiliates or each Series to significant damages or other penalties, including revocation or suspension of the licenses necessary to conduct business and fines.

NOTE I - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT INDEX

Exhibit 2.1 – Certificate of Formation for RSE Innovation, LLC (1)

Exhibit 2.2 – Amended and Restated Limited Liability Company Agreement of RSE Innovation, LLC (2)

Exhibit 2.3 – Certificate of Formation for RSE Innovation Manager, LLC (1)

Exhibit 2.4 – Limited Liability Company Agreement of RSE Innovation Manager, LLC (2)

Exhibit 3.1 – Form of Series Designation (2)

Exhibit 4.1 – Form of Subscription Agreement (3)

Exhibit 6.1 – Form of Asset Management Agreement (2)

Exhibit 6.2 – Broker of Record Agreement (3)

Exhibit 6.3 – Form of Purchase Agreement (2)

Exhibit 6.4 – Upper90 Credit and Guaranty Agreement (2)

Exhibit 6.5 – Transfer Agent Agreement (3)

Exhibit 6.6 – NCPS PPEX ATS Company Agreement (5)

Exhibit 6.7 – Executing Broker Secondary Market Transactions Engagement Letter (5)

Exhibit 6.8 – Executing Broker Tools License Agreement (5)

Exhibit 6.9 – NCIT Software and Services License Agreement (5)

Exhibit 6.10 – Series #URL1 Purchase Agreement (7)

Exhibit 6.11 – Series #URL2 Purchase Agreement (7)

Exhibit 6.12 – Series #URL3 Purchase Agreement (7)

Exhibit 6.13 – Series #URL4 Purchase Agreement

Exhibit 6.14 – Domain License and Purchase Option Agreement in respect of Series #URL4

Exhibit 8.1 – Amended and Restated Subscription Escrow Agreement (4)

Exhibit 8.2 – Custodian Agreement with DriveWealth, LLC (3)

(1)Previously included as an exhibit to the Company’s Draft Offering Statement on Form 1-A submitted to the Commission on May 6, 2021.

(2)Previously filed as an Exhibit to the Company’s Offering Statement on Form 1-A filed with the Commission on August 20, 2021.

(3)Previously filed as an Exhibit to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed with the Commission on October 8, 2021.

(4)Previously filed as an Exhibit to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed with the Commission on November 24, 2021.

(5)Previously filed as an Exhibit to the Company’s Post Qualification Amendment No. 1 to its Form 1-A filed with the Commission on February 14, 2022.

(6)Previously filed as an Exhibit to the Company’s Post Qualification Amendment No. 2 to its Form 1-A filed with the Commission on March 25, 2022.

(7)Previously filed as an Exhibit to the Company’s Post Qualification Amendment No. 3 to its Form 1-A filed with the Commission on May 6, 2022.

III-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE INNOVATION, LLC

By: RSE Innovation Manager, LLC, its managing member

    By: Rally Holdings LLC, its sole member

By: RSE Markets, Inc., its sole member

    By: /s/ George J. Leimer

    Name: George J. Leimer

    Title: Chief Executive Officer

    Date: September 28, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George J. Leimer Name: George J. Leimer	Chief Executive Officer of RSE Markets, Inc. (Principal Executive Officer)	September 28, 2022

/s/ Maximilian F. Niederste-Ostholt Name: Maximilian F. Niederste-Ostholt	Chief Financial Officer of RSE Markets, Inc. (Principal Financial Officer and Principal Accounting Officer)	September 28, 2022
RSE INNOVATION MANAGER, LLC By: Rally Holdings LLC, its sole member By: RSE Markets, Inc., its sole member By: /s/ George J. Leimer Name: George J. Leimer Title: Chief Executive Officer	Managing Member	September 28, 2022